Exhibit 99.6

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces date for annual and special meeting

OAKVILLE, ON, June 2 /CNW/-Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the date of the annual and special meeting of its shareholders.

Meeting Details:

Date: June 23, 2010

Time: 4:00 p.m. Eastern Time

Location: Homewood Suites, 2095 Winston Park Drive, Oakville, ON

The Notice of Meeting and Management Information Circular outlining the matters to be dealt with at the meeting are available on Algonquin Power & Utilities Corp.’s website at http://www.algonquinpower.com/financial/APUC%20Management%20Info%20Circular.pdf.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution assets in North America. APCo, APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com/ (AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 11:07e 02-JUN-10